Exhibit 99.6 – Certification of Gold Reserve Inc. Chief Executive Officer pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gold Reserve Inc. on Form 40-F for the year ending December 31, 2021 as filed with the Securities and Exchange Commission on the date hereof, I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1)	The Annual Report on 40-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Annual Report on Form 40-F fairly presents, in all material respects, the financial condition and results of operations of Gold Reserve Inc.

s/ Rockne J. Timm

Rockne J. Timm
Chief Executive Officer
April 29, 2022